BIOLOGX, INC.

2802 Flintrock Trace

Suite 303

Austin, TX 78738

Telephone: (512) 856-7704

Website: www.BiologX.com

February 11, 2021

Mr. Jason L. Drory

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Re	BiologX, Inc.
Offering Statement on Form 1-A File No. 024-11378

Dear Mr. Drory,

I hereby request Qualification of the above-referenced offering statement on Monday, February 15, 2021, or as soon thereafter as is practicable.

Respectfully submitted

David J. Wood, CEO

BiologX, Inc.

cc: Wallace A. Glausi, Attorney at Law